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                                                                   EXHIBIT 4(a)



                        [SANDS PETROLEUM AB LETTERHEAD]
                           [OFFICE OF THE CHAIRMAN]


July 21st, 1997


Board of Directors
Arakis Energy Corporation
500 645-7th Ave. S.W.
Calgary, Alberta
Canada T2P 4G8

Dear Sirs,

As the largest single shareholder of Arakis Energy Corporation, Sands Petroleum AB is very interested in co-operating with Arakis in every possible way to see the Sudanese project successfully completed and the shares of Arakis more fully valued in the market.

However, we feel it is our duty to express our concerns about perceptions which we believe continue to depress the value of Arakis's shares and ask your cooperation in ameliorating those perceptions.

We believe that is essential that Arakis improves its image and exposure in the oil & gas investment community. This can only be achieved by taking the following steps:

1. A Chief Operating Officer who is well recognised and has the confidence of financial institutions and the oil industry in general has to be appointed. We strongly believe that the Board should use its best efforts to find the best available person to manage Arakis and suggest that a search committee be formed from the Board and be given that charge.

2. The Board has to address the large outstanding loans to current and former Directors. We request that such loans be repaid as soon as possible and no more be made in the future. In addition the current members of the Compensation Committee should be replaced with Directors that have no executive position within the Company.

3. Arakis has to demonstrate that it remains focused on the completion of the Sudanese project and that it is directing its financial and technical efforts almost exclusively in that direction. Other new projects could be considered only after the Sudanese project is securely financed.

4. The Board has to instruct the Management of the Company to address the ever increasing General and Administration expenses. Now that the operatorship of the Sudanese project has been effectively relinquished by the Company, a plan should be implemented to streamline and restructure the head-office in Calgary where the majority of the G&A expenses are incurred.




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Letter to the Board of Directors
July 21st, 1997 (cont'd)


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Arakis has a great opportunity to grow as a company and have the investing public recognise its underlying value. It is our hope that Arakis will take advantage of that opportunity for the benefit of all its shareholders.


Very truly yours,

Sands Petroleum AB



by:  /s/ IAN H. LUNDIN
     --------------------------
     Ian H. Lundin, Director